SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NexGen Energy Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

65340P106

(CUSIP Number of Class of Securities)

June 10, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 65340P106
1	Names of Reporting Person Li Ka Shing
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power	-0-
	6	Shared Voting Power	18,435,893(1)
	7	Sole Dispositive Power	-0-
	8	Shared Dispositive Power	18,435,893(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,435,893(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)		5.6%(2)
12	Type of Reporting Person IN

(1)	Includes 673,743 shares of the Issuer’s common stock (the “Common Shares”) issued to Sprinkle Ring Investment Limited (“Sprinkle Ring”) in June 2016, 347,410 Common Shares issued to Sprinkle Ring on December 12, 2016 as interest on the Issuer’s 7.5% convertible debentures held by Sprinkle Ring (the “Debentures”), 218,575 Common Shares issued to Sprinkle Ring on June 10, 2017 as interest on the Debentures, and 17,196,165 Common Shares issuable upon the conversion of the Debentures held by Sprinkle Ring. Mr. Li Ka Shing shares ownership interest in LVM Unity Limited (“LVM”), which is the sole shareholder of Sprinkle Ring with his son Victor Li.

(2)	Based on 313,240,769 Common Shares outstanding on May 7, 2017, plus 218,575 Common Shares issued to Sprinkle Ring since May 7, 2017, 109,288 Common Shares issued to another holder of the Debentures since May 7, 2017 and 17,196,165 Common Shares issuable on conversion of the Debentures held by Sprinkle Ring.

SCHEDULE 13G

CUSIP No. 65340P106
1	Names of Reporting Person Victor Li Tzar Kuoi
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power	-0-
	6	Shared Voting Power	18,435,893(1)
	7	Sole Dispositive Power	-0-
	8	Shared Dispositive Power	18,435,893(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,435,893(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)		5.6%(2)
12	Type of Reporting Person IN

(1)	Includes 673,743 Common Shares issued to Sprinkle Ring in June 2016, 347,410 Common Shares issued to Sprinkle Ring on December 12, 2016 as interest on the Debentures, 218,575 Common Shares issued to Sprinkle Ring on June 10, 2017 as interest on the Debentures, and 17,196,165 Common Shares issuable upon the conversion of the Debentures held by Sprinkle Ring. Mr. Victor Li shares ownership interest in LVM, the sole shareholder of Sprinkle Ring, with his father, Li Ka Shing.

(2)	Based on 313,240,769 Common Shares outstanding on May 7, 2017, plus 218,575 Common Shares issued to Sprinkle Ring since May 7, 2017, 109,288 Common Shares issued to another holder of Debentures since May 7, 2017 and 17,196,165 Common Shares issuable on conversion of the Debentures held by Sprinkle Ring.

SCHEDULE 13G

CUSIP No. 65340P106
1	Names of Reporting Person Sprinkle Ring Investment Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power	-0-
	6	Shared Voting Power	18,435,893(1)
	7	Sole Dispositive Power	-0-
	8	Shared Dispositive Power	18,435,893(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,435,893(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)		5.6%(2)
12	Type of Reporting Person CO

(1)	Includes 673,743 shares of Common Shares issued to Sprinkle Ring in June 2016, 347,410 Common Shares issued to Sprinkle Ring on December 12, 2016 as interest on the Debentures, 218,575 Common Shares issued to Sprinkle Ring on June 10, 2017 as interest on the Debentures, and 17,196,165 Common Shares issuable upon the conversion of the Debentures held by Sprinkle Ring. Sprinkle Ring’s sole shareholder is LVM, which is owned by Messrs. Li Ka Shing and his son Victor Li.

(2)	Based on 313,240,769 Common Shares outstanding on May 7, 2017, plus 218,575 Common Shares issued to Sprinkle Ring since May 7, 2017, 109,288 Common Shares issued to another holder of Debentures since May 7, 2017 and 17,196,165 Common Shares issuable on conversion of the Debentures held by Sprinkle Ring.

SCHEDULE 13G

CUSIP No. 65340P106
1	Names of Reporting Person LVM Unity Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole Voting Power	-0-
	6	Shared Voting Power	18,435,893(1)
	7	Sole Dispositive Power	-0-
	8	Shared Dispositive Power	18,435,893(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,435,893(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9)		5.6%(2)
12	Type of Reporting Person CO

(1)	Includes 673,743 shares of Common Shares issued to Sprinkle Ring in June 2016, 347,410 Common Shares issued to Sprinkle Ring on December 12, 2016 as interest on the Debentures, 218,575 Common Shares issued to Sprinkle Ring on June 10, 2017 as interest on the Debentures, and 17,196,165 Common Shares issuable upon the conversion of the Debentures held by Sprinkle Ring. LVM is Sprinkle Ring’s sole shareholder.

(2)	Based on 313,240,769 Common Shares outstanding on May 7, 2017, plus 218,575 Common Shares issued to Sprinkle Ring since May 7, 2017, 109,288 Common Shares issued to another holder of Debentures since May 7, 2017 and 17,196,165 Common Shares issuable on conversion of the Debentures held by Sprinkle Ring.

Item 1.	Identity of Issuer.

(a)	NAME OF THE ISSUER

NexGen Energy Ltd. (the “Issuer”).

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

Suite 3150 – 1021 West Hastings Street,
Vancouver, British Columbia, Canada
V6E 0C3

Item 2.	Identity and Background of Reporting Persons

(1)(a)	NAME OF PERSONS FILING:

Li Ka Shing
Victor Li Tzar Kuoi

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

79 Deep Water Bay Road,
Hong Kong

(c)	CITIZENSHIP:

People’s Republic of China

(d)	TITLE AND CLASS OF SECURITIES
Common Stock, no par value

(e)	CUSIP No.

65340P106

(2)(a)	NAME OF PERSONS FILING:

LVM Unity Limited
Sprinkle Ring Investment Limited

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

East Asia Chambers, P.O. Box 901,
Road Town, Tortola, British Virgin Islands

(c)	CITIZENSHIP:

British Virgin Islands

(d)	TITLE AND CLASS OF SECURITIES
Common Stock, no par value

(e)	CUSIP No.

65340P106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Not Applicable.

Item 4.	Ownership

Reference is made as to each of the Reporting Persons hereunder to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which are incorporated by reference herein.

Each of the Reporting Persons hereunder may be deemed a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, with one or more of the other Reporting Persons hereunder. Although the Reporting Persons are reporting such securities as if they were members of a “group,” the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

See Item 4 of this Schedule 13G

Item 8.	Identification and Classification of Members of the Group

See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2017

/s/ Li Ka Shing
Li Ka Shing
Date: July 31, 2017

/s/ Victor Li Tzar Kuoi
Victor Li Tzar Kuoi

Date: July 31, 2017	LVM UNITY LIMITED

/s/ Victor Li Tzar Kuoi
By: Victor Li Tzar Kuoi
Title: Director

Date: July 31, 2017	SPRINKLE RING INVESTMENT LIMITED

/s/ Victor Li Tzar Kuoi
By: Victor Li Tzar Kuoi
Title: Director

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares of common stock of NexGen Energy Ltd. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: July 31, 2017

/s/ Li Ka Shing
Li Ka Shing

Date: July 31, 2017

/s/ Victor Li Tzar Kuoi
Victor Li Tzar Kuoi

Date: July 31, 2017	LVM UNITY LIMITED

/s/ Victor Li Tzar Kuoi
By: Victor Li Tzar Kuoi
Title: Director

Date: July 31, 2017	SPRINKLE RING INVESTMENT LIMITED

/s/ Victor Li Tzar Kuoi
By: Victor Li Tzar Kuoi
Title: Director

LIMITED POWER OF ATTORNEY FOR

REPORTING OBLIGATIONS UNDER SECTIONS 13(D) AND 13(G) OF THE SECURITIES EXCHANGE

ACT OF 1934

The undersigned hereby make, constitute and appoint Ezra Pau Yee Wan, as each of the undersigned’s true and lawful attorneys-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of each of the undersigned to:

(1) prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto) with respect to the securities of NexGen Energy Ltd., a corporation formed under the laws of the Province of British Columbia (the “Company”), with the U.S. Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder (including, without limitation, Regulation 13D-G);

(2) seek or obtain, as each of the undersigned’s representative and on each of the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, in connection with the foregoing, and the undersigned hereby authorizes any such person to release any such information to any of the attorneys-in-fact and approve and ratify any such release of information; and

(3) perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledge that:

(1) this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in his or her discretion on information provided to such attorney-in-fact without independent verification of such information;

(2) any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3) none of such attorneys-in-fact assumes (i) any liability for any responsibility of the undersigned to comply with the requirements of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the obligations of the undersigned under the Exchange Act, including without limitation the reporting requirements under Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder.

The undersigned hereby give and grant each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, appropriate or desirable to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

The undersigned have caused this Limited Power of Attorney to be executed as of this 31st day of July, 2017

/s/ Li Ka Shing
Li Ka Shing

/s/ Victor Li Tzar Kuoi
Victor Li Tzar Kuoi

LVM UNITY LIMITED

/s/ Victor Li Tzar Kuoi
By: Victor Li Tzar Kuoi
Title: Director

SPRINKLE RING INVESTMENT LIMITED

/s/ Victor Li Tzar Kuoi
By: Victor Li Tzar Kuoi
Title: Director